
February 14, 2013

David Hearth, Esq.
Paul, Hastings, Janofsky & Walker LLP
55 Second Street, 24th Floor
San Francisco, California 94105-3441

RE:  Firsthand Technology Value Fund, Inc. ("Fund")
     File Nos.: 333-186158 and 814-00830

Dear Mr. Hearth:

The Fund filed a shelf registration statement on January 23, 2013 under which it may offer up to $10,000,000 of its common stock ("Securities") under the Securities Act of 1933 ("1933 Act").  The Fund is a business development company ("BDC") regulated under the Investment Company Act of 1940 ("1940 Act").  The Fund expects to file a pre-effective amendment to the registration statement that will increase the total offering price of the shares covered by the registration statement.  The Securities may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus.

Your letter represented that the registration did not contain any material changes from the disclosure included in the Fund's shelf registration statement on Form N-2 (File No. 333-179606), initially filed with the Commission on February 21, 2012 and declared effective, as amended, on April 19, 2012 ("Old Registration"), except for the soon to be completed inclusion of audited financial statements and related financial data for the fiscal year ended December 31, 2012.  The registration statement makes non-material disclosure changes for various purposes including disclosure of updated portfolio holdings, business activities and market information, such as net asset value and stock price as of a more recent date.  Your letter further states that there are no problem areas warranting special attention and there are no new investment techniques or policies disclosed in the registration statement.

Pursuant to Securities Act Release No. 6510 and in reliance upon the representations contained in your letter of February 5, 2013, we performed a limited review of the Fund's registration statement.  Whenever a comment is made in one location, you should consider it applicable to all similar disclosure appearing elsewhere in the registration statement (including all future prospectus supplements). We have the following comments.

1.    We note that material portions of the filing are incomplete and that most exhibits and the financial statements are omitted. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

## Cover Page

2.    The Fund intends to invest at least 80% of its total assets in equity securities of technology companies. However, a Form 8-K filed on January 14 contains a press release issued by the Fund that states "[t]he Fund also announced that, as of December 31, 2012, preliminary gross assets of the Fund were approximately $197 million, or $23.03 per share, including cash of approximately $15.99 per share". Thus, since it appears that the Fund held approximately 69% of its assets in cash, please explain how the Fund will comply with its 80% test, especially in view of its potential cash increase from the proceeds of this offering. The "Use of Proceeds" section on page 18 should be expanded accordingly.

3.    The staff notes that some equity positions held by the Fund may be subject to extensive speculation with regard to future potential for an initial public offering. This public speculation may cause Fund's shares to trade at significant premiums immediately prior to a portfolio company's initial public offering. This would appear to occur when Fund shares are used as a surrogate for portfolio company shares. However, once the shares of the portfolio company become widely available to the public, any premium that the Fund trades at may be reduced or eliminated. Please be aware that depending on the Fund's market premium and the depth of public speculation regarding its portfolio companies, the Fund may need to add disclosure similar to that on the cover page of the Old Registration[1]. Please

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[1] The cover page of the Old Registration states, "[a]s of March 31, 2012, our shares traded at a significant premium to our net asset value per share. However, only relatively recently the Company's common stock had traded at a substantial discount to its net asset value. If our premium decreases after this offering, investors who purchase shares in this offering would experience losses. The premium may also be reduced or eliminated if and when certain of our portfolio companies complete initial public offerings. As of December 31, 2011, our net asset value per share was $23.92 per share. Assuming a public offering price of $34.79 per share, which was the last reported sales price for our common stock on the NASDAQ Global Market on April 16, 2012, purchasers in this offering will experience immediate and substantial dilution in net asset value of approximately $8.37 per share. See "Dilution" for more information. In addition, the companies in which we invest are subject to special risks."

explain in your response letter how the Fund will address/monitor this issue in its prospectus supplements.

**Page 7**

4.     The table on this page has a column captioned "Percent of Long-Term Investments" with respect to the Fund's top five equity holdings.  This presentation appears to eliminate the Fund's large cash position.  Thus, it might give the appearance that the top five holdings are a more significant part of the Fund's investment portfolio than they actually are.  Please revise the disclosure to take into account the Fund's cash position.

**Page 12**

5.     Substitute the word "do" for the word "may" in the last sentence of the last paragraph on this page.

**Page 14**

6.     Please ensure that in any prospectus supplement the Example will be adjusted for any sales load.

**Page 16**

7.     The Fund should provide some cautionary footnote language for investors as to the strong probability that it will be unlikely to maintain such large premiums to NAV in the future (e.g., 93.9% and 64.9%) with respect to the chart on this page.

**Page 22**

8.     If true, insert the term "equity" before the word "securities" in the first sentence of the third full paragraph discussing valuation.

**Page 37**

9.     Please inform the staff whether the Board will review and approve in advance the valuation methodology of any third-party pricing service it uses and confirm that the Board will regularly review the historical accuracy of its fair value methodologies.  See Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003)[2].

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[2] The Release states that Rule 38a-1 requires Funds to provide a methodology or methodologies by which the fund determines the current fair value of the portfolio security, and to "regularly review the

**Page 43**

10. Please explain the caption and disclosure for "companies that have developed leading market positions within their respective markets" in light of the Fund's stated exposure to micro-cap companies. Revise and develop the disclosure as needed.

11. Expand the disclosure related to the penultimate sentence of the last paragraph to explain why the Fund believes strategic sales are more likely than initial public offerings.

**Page 44**

12. Please revise the disclosure regarding the independent accountant's participation in the due diligence efforts to make clear that such participation will be by independent accountants other than from the Fund's independent accounting firm providing the Fund's audit.

**Page S-10**

13. In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Fund will have entered into with the underwriters for services other than share distribution, and specify the nature of the services that the underwriter has provided or will provide thereunder that differ from typical underwriting services. Please undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually, and undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement. Any underwriting contract should be filed by amendment.

**Part C**

14. Please file as an exhibit the legality opinion regarding all securities being registered, and related consent of counsel, with your next pre-effective amendment. In this regard, since the terms of the actual offerings from this registration statement appear to be uncertain and not yet authorized by the Company's Board of Directors, the Company may need to undertake to file an unqualified legality of shares opinion, and any necessary

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appropriateness and accuracy of the method used in valuing securities, and make any necessary adjustments".

consents, in a post-effective amendment with each takedown from this shelf registration statement.  <u>See</u> Rule 462(d) under the 1933 Act.

## General

15.    Confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

16.    We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

17.    Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position. You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

18.    Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,



Kevin C. Rupert
Accountant